EXHIBIT 99.1

TRX Gold Reports 2022 Annual Meeting Voting Results

TORONTO, Feb. 24, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce the voting results from its 2022 Annual General and Special Meeting, held February 23, 2023.

A total of 144,706,026 common shares were voted representing 52.29% of the issued and outstanding common shares of the Company. Shareholders voted in favour of all items of business before the Meeting, as follows:

Item Voted Upon	Results of Vote - For	Results of Vote – Withhold
Appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditors and authorize the directors to fix the remuneration of the auditors.	141,214,271 (97.96%)	2,936,405 (2.04%)
Set the number of directors at six (6).	107,877,292 (97.57%)	2,687,179 (2.43%)
Appoint Stephen Mullowney as director	107,149,133 (96.91%)	3,415,341 (3.09%)
Appoint James E. Sinclair as director	107,617,179 (97.33%)	2,947,295 (2.67%)
Appoint Dr. Norman Betts as director	107,195,070 (96.95%)	3,369,404 (3.05%)
Appoint Andrew Cheatle as director	107,580,511 (97.30%)	2,983,963 (2.70%)
Appoint Shubo Rakhit as director	106,742,782 (96.54%)	3,821,692 (3.46%)
Appoint Richard J. Steinberg as director	106,514,677 (97.02%)	3,269,979 (2.98%)
To approve a special resolution to amend the Articles of Incorporation to allow for meetings of the shareholders to be held at any location and manner as determined by the board of directors.	108,238,272 (97.90%)	2,326,199 (2.10%)

Stephen Mullowney, TRX Gold Chief Executive Officer states, “We are very pleased with the voter turnout. It’s great to see the interest and engagement from our shareholders. Thank you to both the long-time holders and the newcomers. We are planning for much growth during 2023 and beyond, and are happy to have you alongside. Also, on behalf of the Board of Directors, I would like to take this opportunity to thank Dr William Harvey for his guidance and support over the last several years, as he did not stand for re-election as a director. We wish him well in all future endeavors”.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors

Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

The TSX and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.